Filed by The PNC Financial Services Group, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                                        Subject Company: United National Bancorp
                                                   Commission File No. 000-16931


         The following is the transcript from a presentation to investors at the Lehman Brothers 2003 Financial Services Conference in New York, New York. Slides accompanying the following transcript were previously filed on September 8, 2003 by The PNC Financial Services Group, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.


BROCK VANDERVLIET, LEHMAN BROTHERS: Well, good morning. I want to thank you, first off, for coming out and joining us at Lehman Brothers first full-on financial services conference. For those of you who haven't met me, my name is Brock Vandervliet, and on behalf of Jason Goldberg and Robert LeCoursier and the rest of the bank team, it's my pleasure to welcome you here today. Special thanks also to Deb Sokol, Darcy Volpe, Maureen Sullivan and the folks who work with them to pull the logistics together for this conference. It was a monumental task. And also a special thanks to Jason Goldberg, who took the lead as conference planner among the bank team and rather miraculously got this budget approved.

So with that, I want to move into the introduction of our speaker. It's an often heard phrase that a company has done a lot, or come a long way in a year, but this is certainly the case at PNC which has navigated through a period of uncertainty, and most recently announced the acquisition of United National, a bank in northern New Jersey. Although we include them in our trust and processing peer group, PNC's business mix goes far beyond securities processing, spanning a very broad range of businesses, including retail banking, commercial banking, brokerage and asset management. Here to tell us about it is Chairman and CEO of PNC, Jim Rohr.

JIM ROHR, PNC: Thank you very much, Brock, and good morning to all of you, and thank you for joining us this morning. It's great to be the first speaker at the first annual Lehman Brothers Conference, so thank you, Brock, for that invitation and that fine honor. Here with me this morning are a couple of people that you would probably know, Bill Demchak, our Vice Chairman and Chief Financial Officer, and Bill Callihan, our Director of Investor Relations.

Now let me share with you that part of the presentation that will include forward-looking statements. Future results may be affected by factors such as the ones in the Appendix to our handouts and additional factors filed in our SEC filings. I shortened that comment, I think that's good.

I'd like to start with just a few general comments. Generally speaking we feel pretty good about our business. I think the economy is doing a little bit better, the markets are doing a little bit better, our


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customers are feeling a little better, and generally we're feeling better about our business. So generally speaking, we're relatively optimistic, especially from where we were perhaps a year ago. One of the things I'm particularly excited about are the things that we've done with our company in the last year and a half.

As you know, we've changed a significant part of the management team, and that's well in place and working well. We've made a lot of progress in enhancing our risk profile, and we've built a higher-return business mix that I think is very competitive in the marketplace. And we're implementing strategies to deliver above-average growth, our goal being to deliver above-average growth, higher returns on a moderate risk basis. Now, as a result, I think we are better positioned today than we have been in recent memory, and if you take only one message away, I believe that this company is capable of delivering above-average returns even in difficult environments, economic environments such as the one we have today. And the business mix allows us to have greater growth and returns in a recovering economic environment, and we'll talk about why that is.

Let me start with the moderate risk profile. Over the last few years, as you know, we've taken a great deal of credit risk out of the company, and we've put in place an enterprise-wide risk management system that I believe today is approaching "best-in-class". It helps us identify risk and makes sure that we're getting paid for the risk that we're taking. And I think we're very close to having that completed.

Our goal - our objective over time - is to be and remain one of the more highly rated financial services companies, and I think we've made a great deal of progress on this front. And let me talk to you about interest rate and credit risk, because those are the two key areas.

As you see here, our objective when it comes to interest rate risk. Put simply, we are not going to bet the balance sheet on any particular interest rate environment to drive net interest income. Now, at the beginning of the year we had some exposure to lower rates, and like other banks, other banks went long and played the cash and carry trade, but we did not. We maintained our exposure to lower rates. We understood at that time by not adding assets, those longer-term assets, that we gave up some net interest income. And frankly, we knew we would suffer in the short term. But we only have 40 percent of our total revenue tied to net interest income, which is an advantage for us. That risk, or that sacrifice that we made I think we made up for more in the flexibility that we had. And we are starting today, or now, to invest some of that liquidity to take advantage of the yield curve. And we're staying in our guidelines that we've stated in our risk policy.

Now having said that, we do expect the margin to fall in the third quarter. There's three reasons for that, and I think it's very important. One is the economic environment. I think you'll see it's an industry issue, everybody is going to see pressure on their margin. We have two accounting issues that will come-up in the quarter. One is the trust preferred, reclassification of our trust preferred stock will cost us 10 basis points in the margin. And we have the FIN 46, like everyone else does, and it's hard to really predict as yet, there are still a number of things in motion that could change our margin anywhere from a modest number of basis points to as many as 25. I think what's important is those two accounting issues, the trust preferred and the FIN 46 don't have any impact on our net

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interest income, they are only accounting issues on the margin. But there will be some impact from just simply the lower interest rate environment on the margin that has a real impact on net interest income.

Turning to credit risk. Here we compare ourselves to a peer group rated one higher, one notch or better (higher) than we. We are at comparable or better positions than they are, across the board. But I want to point out that our reserve, our reserve to charge-offs, is 50 percent higher than our peers. And that's because more than one-third of our non-performing assets are collateralized with inventory and receivables, giving us a lower charge-off experience. But we're very pleased about where we are there.

So with regard to these two items, I think we've made great progress in enhancing our position and building a moderate risk profile, and we're committed to maintaining this moderate risk profile going forward.

Now, let me move from risk to the business mix that we have, which I believe is a higher return business mix in the industry. We've built this business mix, it's less capital intensive, and I believe it's a key differentiator and will be over the long run. We've identified here on this chart the businesses based upon their contribution to total business earnings. Now, the banking businesses generate the largest proportion, and these deliver very strong risk-adjusted returns and generate a great deal of cash flow that I'll talk about in a moment.

We also have a great mix of fee businesses capable of high returns and more significant growth in the banking business. And most importantly, we're a leading player in each one of these businesses. In each business we have the scale, the technology and the people to compete across the board at each of these businesses.

Now, moving forward, this slide really shows how the pieces fit together as PNC's platform. You can see that we have an excellent liquidity position, a very strong balance sheet. We have a more powerful business mix with a higher percentage of fee income. We've got a great of capital flexibility. When we look at these numbers we don't look at these numbers simply as an objective to be realized, we look at these numbers as a platform upon which we build the company. And what we have to do to build the company, we want to build a company that has strong risk-adjusted returns and is positioned for growth. That's the most important thing I think you probably want to talk about today, so let's move forward and talk about growth.

These growth goals I think are ones that differentiate us in the marketplace. The banking business, as I said, is the largest. We've been growing the regional community bank in this range, actually in excess of this range over the last three years. But when you look at the banking businesses, in the banking business is PNC Advisors. PNC Advisors is our private bank, it's a very large private bank, 85 percent fee driven, discretionary assets under management over $50 billion. So when you look at the opportunity for the growth in the banking business, we're assuming market growth at around seven percent, to the extent that we're in periods of time when its in excess of that, I think you can

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see the banking business is moving in the higher range, or perhaps in excess of the growth rates stated here.

The asset management processing businesses, we're talking about BlackRock and PFPC. BlackRock has been in the 15+ range for a number of years, 11 percent so far this year. And PFPC, we'll be talking specifically about the opportunities there. They are moving very rapidly into this direction.

And capital management, when we look at the opportunity to reinvest the free cash flow, our retail bank generates about $600 million, for example, in free cash. We have the opportunity to buy back stock or reinvest in our businesses, which we believe allows us to grow another one to three percent there, giving us the 10 to 12 percent earnings per share growth rate during basic environments, not including ones that might have a rapid market growth built into them.

Now how are we going to drive this growth, with or without massive economic growth? And here are the key growth drivers. One, we have to continue expanding our households, the demand deposits in the household space and cross over the products. And we'll show you some items about that. We've got to grow our middle market relationships. And we've got to improve the operating leverage of PNC Advisors and PFPC, and continue to grow BlackRock. Those are the four key items. It really comes down to acquiring, growing and retaining relationships. And we'll talk about that in each one of the businesses.

Let's start with community banking. The goal here is to build a leading regional community bank. I think we've made remarkable progress. We're really focused on demand deposit accounts, the basic checking account. Why? Because the basic checking account allows you to understand your customer, really be involved in managing his or her cash, and more profitable accounts, and they stick - they are more longer-term relationships. And then you can take that account which causes the customer to deal with you all the time, and deepen those relationships with other products.

You'll see how we're positioned to do that, and using checking account households to gauge market share, I think we've had good success. You can see the numbers here, we continue to grow these checking account relationships at five percent so far this year, continuing a three-year trend that we've had. And once we get them, we leverage our database. We have a single data warehouse for all of our consumer customers, we leverage that across the board. 63 percent of our customers use more than one service. Fee income and annuities are up significantly this year, and the online banking penetration is up 23 percent in the last twelve months. And those customers are more profitable, and they are really sticking. Those of you who have tried to change your online banking provider, I think you'll find it more difficult, especially if you have an award-winning product like we do. It also allows us to really have a distinct funding advantage when we fund our balance sheet with demand deposits.

Now, one of the things that our competitors don't talk about much is retention. This is something that we've really focused on, and has worked exceedingly well. I would actually challenge our competitors to really look - we have a significant amount of information that would tell us that this is clearly a best-in-class number. Why? Seven years ago we used Michael Porter's profit chain,

                                       4


and the customer profit chain said employee satisfaction has a .9 r-squared to customer satisfaction, and a .9 r-squared to people staying with you or doing more business. We started that, we had a significant involvement, with 4,000 employees. Our employee satisfaction is at an all-time high today. Our customer satisfaction, in particularly the retail bank, is at an all-time high, and we're keeping more customers. And those employees have focused on what the customers want, what's important to them, and it shows up in the retention number.

Another area that we've had success is home equity lending. We leveraged our checking account base to deliver this strong home equity growth. This is not a national business, it's not driven by mailings, it's driven by relationship management. Eight out of ten have checking accounts with us, it's a very high quality portfolio. And the most important thing about this portfolio is that this is replacing other forms of consumer borrowing. So I think the growth rate here will continue. It will have some impact when interest rates change, but the consumer will continue to use home equity loans, so I think this can be maintained, and we're focused on maintaining high-quality credit scores as well.

Now, when we look at this consumer model, we've built a back office that's extremely flexible, and that's exactly what we had with the acquisition of United National. Now let me talk to you for a second about this. We're very, very excited about United National. Really it expands our franchise into a wonderfully wealthy demographic area, and growing fast as well. As a matter of fact, Somerset and Hunterdon counties, where United National has a significant presence, are two of the most - two of the top 15 wealthy counties in the entire United States. They've done a wonderful job in growing that company, they've got a similar client focus. When we did our due diligence, almost 80 percent of their products can be enhanced with our technology, and we can take out a significant amount of cost. And on top of that, we believe it will be accretive to earnings in the first year, so we think it's a transaction that really fits the strategy, relatively small with relatively low risk integration as well.

Now let me move onto wholesale. We combine all of our real estate, corporate banking and asset- based lending in this chart. This is a business that we've downsized over the years. We took $55 billion worth of credit risk, mostly wholesale type credit risk, out of this over a period of years. But the downsizing is behind us and we're now growing the customer that we want to have, that give us the kinds of returns that are important. We've established a client -focused approach, and the middle market customers, particularly, are starting to grow very nicely.

And why should we be successful in this space? One, we have a strong brand presence in our region; two, we've got a very experienced team; and three, specifically in the treasury management and capital markets areas we've built products for those middle market customers, and they're growing very, very nicely. And the volume - the pipeline - I would tell you today is stronger than it's been probably in four or five years. So we're a market leader in the middle market area and in the business credit area, and we see plenty of opportunity for growth in both of these places. And as you saw from the balance sheet chart, we've got plenty of liquidity strength in order to support these customers. Let me move on now to three businesses that offer us excellent prospects for growth and return - those being PNC Advisors, PFPC and BlackRock.

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The PNC Advisors has historically been a very strong business for us, but clearly the last few years have been difficult because of the markets. It's one of the largest private banks in our footprint, the total assets that they oversee are $130 billion, $50 billion discretionary. It has 140 offices in 20 states. But we're now seeing a little change on the revenue side as well as the expense side. And you're seeing that - you started to see that in the returns in the second quarter.

Now the demographics of this business particularly excite me. When I talk to my counterparts - and I say, "Well, you have all this wonderful population growth," their response to me is typically, "Yeah, but you have all the money, your region." So when we look at the region, we have $1.7 trillion in investable assets in the footprint, expected to grow nicely. We have 350,000 relationships with clients with assets over $1 million, but we only manage - only 35,000 have relationships with PNC Bank, and PNC Advisors. So it's a terrific opportunity to grow.

When we look at the market share it's remarkably fragmented in our region. No one has more than a three percent market share in the asset management side, so there is a tremendous opportunity to leverage the relationships that we have, as well as the relationships that we have with existing customers, never mind the ones that already do business with PNC Advisors.

We've built a good management team, we're continuing to build on that. And we've actually moved to an advisor-based program where it's an advisor of choice. We've added hedge fund products and a number of other things, and I think when you put this all together over the next two to three years, our customers will receive improved performance, higher quality service and increased customer satisfaction. And I'm confident really that this advice-based program will really enhance the ability for this business to grow.

Now let me turn to PFPC. This is an attractive business, again hit by the downturn. But it's really showing improving trends. Tim Shack took over 18 months ago as the CEO of this company, and his goal was to enhance the technology platform, to re-energize the marketing group, and to really leverage the technology on a more efficient basis than we had before. And how has he been able to achieve that? You can see here - one of the things that you've seen in the newspapers is new business. One of our competitors has spent a lot of time talking about the new business that they added in the last couple of years. But if you really look back over the last 12 months there's been two very large pieces of business that changed - three very large pieces of businesses that changed hands. We won two of them. We won the Armada Fund and we won the Wells Fargo business. We recently saw an announcement about Eaton Vance, and there are others that have been announced recently, and will continue to be turned around. So we're very, very pleased with the marketing approach that we've been able to achieve.

We've grown accounting and administration assets up to $618 billion, up 21 percent since year-end. Transferred accounts, transfer agency, again down slightly because of the loss of one major account. But you'll see those numbers continue to build as we integrate new clients. And we are the player - the player - in the sub-accounting business, which is the fastest-growing business in this space. And we continue to be encouraged by the pipeline.

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The other item here is efficiency. As I mentioned, we are recognized as having the best technology platform, the marketing group is doing very well. Now what about efficiencies? We told you at the beginning of the year we'd take $40 million worth of expense out, we will take over $50 million worth of expenses out of this company. And that's not including the sale of the retirement services business in the second quarter. Margins in the second quarter were 21 percent, up from 16 percent nine months ago. They will be up again. And retirement services will help that, and I think that we're doing very well in the front of marketing technology as well as efficiency at PFPC.

Now we'll finish the story with BlackRock, and this is - I mean this is just a great story. I mean it's a fabulous story. The company has done extraordinarily well. The second quarter net income up 11 percent year over year, assets 15 percent year over year, and the growth has been balanced across all of their businesses. I know you'll hear more from Larry later this morning about this, but the bottom line is this is a great company that's doing a great job, and we've worked very closely with them to make sure that the team stays in place. It's like your businesses, maintaining the best team. This is a human capital business that's really important, and they've done a great job.

Before I close let me mention just a couple of other things, things that are very important to the culture of PNC. One is expense management. I've said that
- we said at the beginning of the year we set a $100 million run rate goal to take $100 million of expense out of the company. We've made strategic and sustainable cuts, over 800 people since the beginning of this year, not including the retirement services business. And I think we're well on the pace. We will, by the end of this quarter, have completed enough cuts in order for us to exceed the $100 million expense management item for the year.

Technology - we believe this is a true value differentiator. We have a single database, we have a single data warehouse. Gartner rates our processing center the number one processing center in the United States, and our call center has received awards. I know every CEO says that his technology or her technology is the best, but last week, Information Week just announced yet again that we won another business technology award as the top financial services company. So I think the third party is the best place to go for that.

And people - people are the most important things. We have in the company 23,500 people who have done and extraordinary job over the last 12 months, and employee satisfaction is something we focus on and we benchmark, and it's higher - it's meaningfully higher - than the benchmarks we can find. But I think one of the things that our employees have done that show that they are really committed is that over the past 12 months 80 percent of our non-sales employees have delivered new business to the community bank.

We have an initiative called the Chairman's Challenge. These people said "Delivering value to this company is more important than just what I do, I'm going to go out and bring in new customers." And we're on our way this year that we have - this is our third program of Chairman's Challenge, and each one has been larger than the others. So the employees are really committed not only in the customer satisfaction mode but also now bringing in new business.

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So let me just finalize for you. We are focused on creating value for the company. We've been very successful I think in achieving a moderate risk profile that we think bodes well for returns and consistency over the long run. We've built a business mix that's different than our peers. I believe our business mix has the ability to deliver stronger returns in difficult environments, and in a more robust economic environment I believe the business mix that we have will deliver stronger growth as well as returns over the long run.

So I'd be more than happy to answer any of your questions about where we're going.

BROCK VANDERVLIET, LEHMAN BROTHERS: Jim, why don't I start off? As the United National transaction highlighted, you've certainly got a number of different business lines. How do you look at - given a finite amount of resources - what would you like to be investing in? And as a second part, where do you think that your business mix pie chart goes in 3 to 5 years?

JIM ROHR, PNC: I think the opportunities really are different, Brock. When we look at the banking business, first of all, United National was a transaction that we had been talking to them for two years. If you look at the way that we built New Jersey - which is a very attractive marketplace -we acquired the Chemical branches in southern Jersey, then we acquired Midlantic, and we really don't have a predominant space in the north central New Jersey, and northern New Jersey. United National allows us to add onto that franchise very simply, right on top of where we are today. And with the announcement that we made with Stop & Shop, with 40 stores going in in the next three years, it would really give us an excellent presence in a very, very wealthy community, and a nicely growing community as well. The average household income in that region is 50 percent higher than it is across the PNC footprint. So it's a very attractive marketplace. And I think small fill-in acquisitions like that, and the community bank and the retail bank, I think, make a lot of sense, where you can take the cost out and add value with your products right away.

In terms of PFPC, we are the largest transfer agent for mutual funds, and we're the second largest fund accountants, so large acquisitions in the PFPC side really aren't available or appropriate. But, small products might be added onto their program.

And BlackRock, Larry has - we've looked at lots and lots of different asset managers over the last couple of years. And frankly, Larry has built - has really built - that business by acquiring people rather than companies. And that's proven to be much more economic as well as lower risk. So I think we'll continue to build all three of those areas, Brock.

BROCK VANDERVLIET, LEHMAN BROTHERS:  Why don't we open it up for some questions?

JIM ROHR, PNC: Well, it's 7:45 in the morning. We should have had Starbucks outside. Yes, sir?

[Question Inaudible]

JIM ROHR, PNC: I think, first of all, we've been taking loans down for the last three or four years,

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and exiting a number of customers. In the last couple of years there's been virtually no loan demand. We're just starting to see, we're just starting to see, signs where our customers are making changes on investments and seeing a modest amount of loan demand, but in terms of treasury management and capital markets, we're seeing a lot more activity in that space as well. People making - I guess someone mentioned a little earlier, maybe it was you, Brock, but CEOs making decisions about buying things and investing in things that they weren't doing a year ago. We have not seen robust loan growth, but we're in discussions with people who are starting to put things up - early stages. Yes, sir?

[Question inaudible]

JIM ROHR, PNC: I think the - in terms of the regulatory agreements, we're in complete compliance with those agreements. And quite frankly, I think they've helped us build our risk management system probably better and more rapidly than we had in the past. So you know, we continue to cooperate with the regulators as we always will. But we're in complete agreement with those regulatory agreements.

By the way, they have no impact on our ability to do business either. They are more focused in the risk management area. I think the risk management place, as I said, I think we are pretty close to best in class in that space. And I think really the issue for us over the next couple of years is growth. I think we built the platform that we reflected for you here, and I think we just have to keep growing our business. And that's where the management will be spending a great deal of their time.

Any other questions?

Yes, ma'am?

[Question inaudible]

JIM ROHR, PNC: Yes, I think the credit quality numbers that we showed here, we expect those numbers to remain stable for the remainder of the year.

BROCK VANDERVLIET, LEHMAN BROTHERS: Jim, you made a comment during your presentation about the boundaries in the business and how you look at risk. Could you kind of flesh that out a little bit more?

JIM ROHR, PNC: I think that, you know, risk is a relative item, but I think you have to really make sure that you get paid for the risk you take. And Bill spent a lot of time talking about risk. Bill, why don't you comment on the risk?

BILL DEMCHAK, PNC: I'm not sure exactly where you were going with the question, Brock, but generically we talk about getting paid for the risks, it's pretty straightforward. We make sure that across a client relationship the capital that we deploy against that client, whether in credit or other form, that we're getting paid at a market rate for, and that the fees that we get from all the different activities we get from different clients pay us the required return on our capital that we're investing. And we're very diligent about it. We have relationship value calculators client by client that measure the value, the return on capital that we get per client relationship. And to the extent that we're not at the hurdle, the relationship manager is on the hook to make sure that we change that.
BROCK VANDERVLIET, LEHMAN BROTHERS:   And how has that changed since you joined?

BILL DEMCHAK, PNC: Well, it was - I certainly can't take credit for that, it was something that was sort of in the works when I arrived. And through the course of the last year the biggest change has just been implementation. There's lots of systems work that needs done, there's education of relationship managers and credit people. You know, we have 23,500 employees that we basically roll these decision-making tools out to and they have to know how to use them. And we need to integrate it back into a central location so we can measure the value of our client relationships as a whole. But, you know, it's been ongoing for the better part of a year.

BROCK VANDERVLIET, LEHMAN BROTHERS:  Yes, sir?

[Question inaudible]

JIM ROHR, PNC: I think the philosophy about the interrelationship with BlackRock is to make sure that we have market-related fees. And we made some changes a year ago about those market-related fees, and we continue to look at them all the time in terms of making sure that the services that BlackRock provides PNC and vice versa are really driven by market forces. But the changes we made a year ago were changes basically that reflected the change in the fees and the marketplace.

[Question inaudible]

JIM ROHR, PNC:  Well, I'll let Bill talk to you.  He's the FIN 46 expert.

BILL DEMCHAK, PNC: There's three different line items that were related to FIN
46. The first was the trust preferred where FIN 46 perversely actually caused those deals to be deconsolidated when before they were consolidated. The end result of that is that it shows up in our margin, and that will be a decrease in the percentage margin, not an income of roughly 10 basis points. So that one is done and will stay there.

The other two are our conduit businesses and our CDO business within BlackRock. And both of those are a bit up in the air, not because of PNC, but because of the interpretation of FIN 46 and FASB continued work on guidance. We think that, at least with respect to the conduit, we continue to work towards a restructuring solution that would leave it off the balance sheet. Having said that, we did, as we had to, consolidate it through the quarter. So on an average basis it will impact our margin even if we have it deconsolidated at the end of the third quarter.

So there's a lot up in the air. What I would say is my guess is by the end of the year both the CDO issue with BlackRock and the conduit issue will be resolved one way or the other. And it's an industry coupled with FASB, coupled with SEC, still scrambling to get interpretation on some of these things. I should just mention, with respect to the CDOs at BlackRock, this is an issue of consolidation where we have no residual risk to the CDOs, it's simply because we manage them and have steady state fees, and those fees are the largest portion of return going to anybody because it's so well distributed. So it's kind of a nonsensical answer, which is why we think ultimately they'll be a favorable interpretation of whether that needs to be consolidated or not. For now it could be as much as 25, we just count everything that could be 25, and it's accounting-related, it's not income-related.

[Question inaudible]

BILL DEMCHAK, PNC: Yes, we will. One thing that 46 has done a good job of is within the footnote, full disclosure of exactly what everything is and why. So we'll make sure that we do that.
JIM ROHR, PNC:  Yes, Frank?

[Question inaudible]

JIM ROHR, PNC: I think we look at both of those issues. The Board looks at both of those issues. We have - today we have one of the highest yielding returns in the entire industry. And with the risk profile we have, we find it to be a particularly good return. And we have a payout ratio right around 50 percent right now, so I think the interesting thing to us is that I thought this tax advantage would cause high-yield dividend payers to do a little better than stock prices. Actually it hasn't been the case, as you know. But to the extent that that might be the case, I think the Board might look more favorably on dividends, but right now I think we are going to continue to execute on the share buyback that the Board voted to approve.

Other questions?

BROCK VANDERVLIET, LEHMAN BROTHERS: That's it. Please join me in thanking [inaudible].

JIM ROHR, PNC:  Thank you very, very much.

END OF TRANSCRIPT

                     PROXY STATEMENT/PROSPECTUS INFORMATION

The PNC Financial Services Group, Inc. and United National Bancorp will be filing a proxy statement/ prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT/ PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/ PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services

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


Group, Inc. will be available free of charge from Shareholder Services at (800) 982-7652. Documents filed with the SEC by United National Bancorp will be available free of charge from Shareholder Relations at (908) 429-2406. The directors, executive officers, and certain other members of management of United National Bancorp may be soliciting proxies in favor of the merger from its shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to United National Bancorp's most recent annual meeting proxy statement, which is available on United National Bancorp's web site and at the addresses provided in the preceding paragraph.



                           FORWARD-LOOKING INFORMATION
--------------------------------------------------------------------------------

This presentation contains forward-looking statements with respect to PNC's outlook or expectations with respect to the Planned acquisition of United National, the expected costs to be incurred in connection with the acquisition, United National's future performance, and the consequences of the integration of United National into PNC. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. The forward-looking statements in this presentation speak only as of the date of this presentation, and PNC assumes no duty and does not undertake to update them.

In addition to factors previously disclosed in PNC's SEC reports (accessible on the SEC's website at www.sec.gov and on PNC's website at www.pnc.com) applicable to PNC's business generally (including, upon the acquisition, those aspects currently operated by United National), the forward-looking statements in this presentation are subject to the following risks and uncertainties:

    o Completion of the transaction is dependent on, among other things, receipt of stockholder and regulatory approvals, the timing of which cannot be predicted with precision at this point and which may not be received at all.

    o The transaction may be materially more expensive to complete than anticipated, as a result of unexpected factors or events.

    o The integration of United National's business and operations into PNC, which will include conversion of United National's different systems and procedures, may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to United National's or PNC's existing businesses.

    o The anticipated cost savings of the acquisition may take longer to be realized or may not be achieved in their entirety.

    o The anticipated benefits to PNC are dependent in part on United National's business performance in the future, and there can be no assurance as to actual future results, which could be impacted by various factors, including the risks and uncertainties generally related to PNC's and United National's performance (with respect to United National, see United National's SEC reports, also accessible on the SEC's website) or due to factors related to the acquisition of United National and the process of integrating it into PNC.



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